Exhibit 1
RECENT DEVELOPMENTS
The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
Gross Domestic Product
According to preliminary figures, Mexico’s gross domestic product (GDP) decreased by 8.1% in real terms during the first nine months of 2009 as compared with the same period of 2008. The utilities sector decreased by 0.5%; the construction sector by 7.5%; the manufacturing sector by 13.4%; the wholesale and retail trade sector by 18.1%; the transportation and warehousing sector by 10.4%; the finance and insurance sector by 5.7%; the real estate, rental and leasing sector by 6.2%; professional, scientific and technical services by 4.6%; management of companies and enterprises by 1.4%; administrative support, waste management and remediation services by 5.1%; education services by 5.8%; arts, entertainment and recreation by 3.1%; accommodation and food services by 11.1% and other services (except public administration) by 2.8%, each in real terms as compared to the first nine months of 2008. However, the agriculture, forestry, fishing and hunting sector grew by 0.9%; the mining sector by 0.5%; the information sector by 3.2%; health care and social assistance by 0.4% and public administration by 4.4%, each in real terms as compared to the first nine months of 2008.
Prices and Wages
For 2009, inflation (as measured by the change in the national consumer price index) was 3.6%, 3.0 percentage points lower than for 2008.
Interest Rates
During 2009, interest rates on 28-day Cetes averaged 5.4% and interest rates on 91-day Cetes averaged 5.5%, as compared to average rates on 28-day Cetes of 7.7% and on 91-day Cetes of 7.9% during 2008. On January 7, 2010, the 28-day Cetes rate was 4.5% and the 91-day Cetes rate was 4.7%.
Principal Sectors of the Economy
Petroleum and Petrochemicals
The following is based on the unaudited condensed consolidated interim financial statements of PEMEX. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and their subsidiary companies. Total sales revenues decreased by 26.8% during the first nine months of 2009, to Ps. 779.4 billion, from Ps. 1,064.9 billion in the first nine months of 2008. This decrease in total sales was due to lower crude oil prices and lower volume of crude oil exports.
Domestic sales decreased by 16.4%, to Ps. 434.0 billion in the first nine months of 2009, from Ps. 519.4 billion in the first nine months of 2008, primarily due to a decrease in the prices and volume of natural gas, petroleum products and petrochemicals. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 37.0%, to Ps. 341.4 billion in the first nine months of 2009, from Ps. 541.9 billion in the first nine months of 2008, primarily due to decreases in crude oil prices and the volume of crude oil exports.

In the first nine months of 2009, PEMEX reported a net loss of Ps. 29.5 billion on Ps. 779.4 billion in total sales revenues, as compared with net income of Ps. 5.6 billion on Ps. 1,064.9 billion in total sales revenues in the first nine months of 2008. This decrease in net income in the first nine months of 2009 as compared to the first nine months of 2008 resulted primarily from lower crude oil prices, decreased volume of crude oil exports and a lower Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS tax) credit.
Financial System
Central Bank and Monetary Policy
For the first eleven months of 2009, the M1 money supply increased by 6.9% in real terms, as compared with the same period of 2008. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at November 30, 2009 was 5.7% greater in real terms than at November 30, 2008, while the aggregate amount of checking account deposits denominated in pesos at November 30, 2009 was 6.1% greater in real terms than the amount of checking account deposits at November 30, 2008.
At November 30, 2009, financial savings were 8.6% greater in real terms than financial savings at November 30, 2008. Savings generated by Mexican residents were 8.5% greater in real terms and savings generated by non-residents were 10.5% greater in real terms than their respective levels at November 30, 2008.
At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At January 7, 2010, the monetary base totaled Ps. 615.8 billion, a 2.6% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009.
In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009.
On December 9, 2009, President Felipe Calderón Hinojosa appointed Ernesto J. Cordero Arroyo as Secretary of Finance and Public Credit. On December 28, 2009, President Calderón appointed Dr. Agustín Guillermo Carstens Carstens as Governor of Banco de México for a six-year term that commenced January 1, 2010.
The Securities Market
At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At January 8, 2010, the Mexican Stock Market Index stood at 32,892 points, representing a 2.4% increase from the level at December 31, 2009.

Banking Supervision and Support
At September 30, 2009, the total amount of past-due loans of commercial banks was Ps. 72.9 billion, as compared to Ps. 71.7 billion at December 31, 2008. At September 30, 2009, the total loan portfolio of the banking system was 3.3% less in real terms than the total loan portfolio at December 31, 2008. The past-due loan ratio of commercial banks was 4.4% at September 30, 2009, as compared to 3.7% at December 31, 2008. The amount of loan loss reserves held by commercial banks totaled Ps. 116.2 billion at September 30, 2009, as compared to Ps. 111.5 billion at December 31, 2008. At this level, commercial banks had reserves covering 139.2% of their past-due loans at September 30, 2009, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
External Sector of the Economy
Foreign Trade
According to preliminary figures, during the first eleven months of 2009, Mexico registered a trade deficit of U.S. $4.4 billion, as compared with a trade deficit of U.S. $15.2 billion for the same period of 2008. Merchandise exports decreased by 24.2% to U.S. $206.8 billion during the first eleven months of 2009, as compared to U.S. $272.7 billion for the same period of 2008. During the first eleven months of 2009, petroleum exports decreased by 43.8% and non-petroleum exports decreased by 19.9%, each as compared with the same period of 2008. Exports of manufactured goods, which represented 82.7% of total merchandise exports, decreased by 20.4% during the first eleven months of 2009, as compared with exports of manufactured goods during the same period of 2008.
According to preliminary figures, during the first eleven months of 2009, total imports decreased by 26.6% to U.S. $211.2 billion, as compared to U.S. $287.9 billion for the same period of 2008. During the first eleven months of 2009, imports of intermediate goods decreased by 25.6%, imports of capital goods decreased by 22.8% and imports of consumer goods decreased by 34.4%, each as compared to imports in the same period of 2008.
Balance of International Payments
According to preliminary figures, during the first nine months of 2009, Mexico’s current account registered a deficit of 0.5% of GDP, or U.S. $4.5 billion, as compared to a deficit of U.S. $9.2 billion for the same period of 2008. The capital account registered a deficit in the first nine months of 2009 of U.S. $405 million, as compared with a U.S. $12.4 billion surplus in the same period of 2008. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $17.4 billion during the first nine months of 2009 as compared with U.S. $27.5 billion during the same period of 2008, and was composed of foreign direct investment totaling U.S. $9.8 billion and net foreign portfolio investment inflows totaling U.S. $7.7 billion.
At December 31, 2009, Mexico’s international reserves totaled U.S. $90.8 billion, an increase of U.S. $5.4 billion as compared to international reserves at December 31, 2008. The net international assets of Banco de México totaled U.S. $99.9 billion at December 31, 2009, an increase of U.S. $4.6 billion as compared to net international assets at December 31, 2008.

On October 8, 2008, Banco de México announced a new policy under which it would conduct an auction of U.S. $400 million on any day during which the depreciation of the peso exceeded 2%, as compared to the previous day’s exchange rate. On March 5, 2009, Banco de México announced that it was reducing the value of these auctions to U.S. $300 million. In addition, Banco de México announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated as compared to the previous day’s exchange rate. On May 29, 2009, Banco de México announced that the value of the depreciation-contingent auctions would be reduced to U.S. $250 million each day and that, beginning on June 9, 2009, the value of the daily additional auctions would be reduced to U.S. $50 million. On September 1, 2009, Banco de México announced that the daily additional auctions would be suspended as from October 1, 2009; however, depreciation contingent auctions would remain unchanged. In addition, Banco de México maintains the ability to conduct special auctions whenever they are required by market conditions. From October 9, 2008 through October 1, 2009, Mexico sold an aggregate of U.S. $10.3 billion through the special daily auctions. Additionally, from October 9, 2008 through January 8, 2010, Mexico sold an aggregate of U.S. $8.3 billion through the depreciation-contingent auctions.
Direct Foreign Investment in Mexico
According to preliminary figures, during the first nine months of 2009, direct foreign investment in Mexico recorded with the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $9.8 billion as compared with U.S. $15.6 billion during the same period of 2008. Of that, 38.9% has been channeled to manufacturing, 22.9% to financial services, 16.2% to commerce, 1.2% to transportation and communications, 2.4% to mining, 1.9% to construction and 16.2% to other services. By country of origin, during the first nine months of 2009, 53.3% came from the United States (not including Puerto Rico), 14.8% from the Netherlands, 11.9% from Puerto Rico, 5.8% from Canada, 4.4% from the United Kingdom, 4.2% from Spain and 5.6% from other countries.
Exchange Controls and Foreign Exchange Rates
The peso/U.S. dollar exchange rate announced by Banco de México on January 8, 2010 (to take effect on the second business day thereafter) was Ps. 12.7243 = U.S. $1.00.
Public Finance
Revenues and Expenditures
According to preliminary figures, during the first nine months of 2009, the public sector overall balance registered a deficit of Ps. 122.1 billion. Excluding physical investment by PEMEX and including the Government’s expected revenues from oil price hedges in the first nine months of 2009, the public sector balance registered a surplus of Ps. 107.8 billion, 42.8% lower in real terms than the Ps. 178.3 billion surplus registered for the same period of 2008. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 284.3 billion for the first nine months of 2009, 20.3% lower in real terms than for the first nine months of 2008, once again excluding physical investment by PEMEX and including the Government’s expected revenues from oil price hedges.
According to preliminary figures, during the first nine months of 2009, public sector budgetary revenues decreased by 8.7% in real terms as compared to the same period of 2008, without taking into account the expected revenues from the Government’s oil price hedges. Oil revenues decreased by 24.4% in real terms and non-oil tax revenues increased by 0.4% in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues increased to approximately 11.7% in the first nine months of 2009 from approximately 3.1% in the first nine months of 2008.
According to preliminary figures, during the first nine months of 2009, public sector budgetary expenditures increased by 4.2% in real terms as compared to public sector budgetary expenditures during the same period of 2008. Excluding physical investment by PEMEX, public sector budgetary expenditures decreased by 1.9% as compared to the first nine months of 2008. In the first nine months of 2009, public sector financing costs increased by 14.1% in real terms as compared with the same period of 2008.

2010 Budget and Fiscal Package
On September 8, 2009, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.
On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.
The Economic Package approved by Congress for 2010 includes a budgetary deficit (excluding PEMEX physical investment) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX physical investment) is equivalent to 2.8% of GDP.
The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.
The 2010 Budget allows the Government to increase expenditures in the following areas and by the following amounts, as compared with the 2009 Budget: education, 2.5%; social security, 18.4%; social assistance, 17.0%; transportation and communications, 3.7%; and sustainable development, 14.9%.
The preliminary results for 2007, 2008 and the first nine months of 2009, as well as the budget assumptions and targets for the 2009 and 2010 Budgets, are presented below.
2007, 2008 and First Nine Months of 2009 Results;
2009 and 2010 Budget Assumptions and Targets

				First nine
				months of
	2007		2008	2009	2009	2010
	Results		Results(1)	Results(1)	Budget(2)	Budget(5)
Real GDP growth (%)	3.3%		1.3%	(8.1%)	1.8%	3.0%
Increase in the national consumer price index (%)	3.8%		6.5%	2.3%	3.8%	3.3%
Average export price of Mexican oil mix (U.S. $/barrel)	$61.64		$84.35	$53.22	$70.00 (3)	$59.00 (3)
Current account deficit as % of GDP	0.8	%(1)	1.5%	0.5%	n.a.	n.a.
Average exchange rate (Ps./$1.00)	10.9		11.2	13.7	11.7	13.8
Average rate on 28-day Cetes (%)	7.2%		7.7%	5.7%	8.0%	4.5%
Public sector balance as % of GDP(4)	0.0%		(0.1%)	(1.4%)	(1.8%)	(0.7%)
Primary balance as % of GDP(4)	2.2%		1.8%	0.6%	0.5%	(0.5%)

(1)	Preliminary.

(2)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.

(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 Budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was $70.00 in the fiscal year 2009 and $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.

(4)	Excluding physical PEMEX investment.

(5)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.

n.a.: Not Available.

Source: Ministry of Finance and Public Credit.

Public Debt
Internal Public Debt
Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at September 30, 2009, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but does not include debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.
According to preliminary figures, at September 30, 2009, the net internal debt of the Government totaled Ps. 2,465.5 billion, as compared to Ps. 2,332.7 billion outstanding at December 31, 2008. At September 30, 2009, the gross internal debt of the Government totaled Ps. 2,748.9 billion, as compared to Ps. 2,401.3 billion of gross internal debt at December 31, 2008. Of the total gross internal debt of the Government at September 30, 2009, Ps. 395.7 billion represented short-term debt and Ps. 2,353.3 billion represented long-term debt, as compared to Ps. 281.3 billion of short-term debt and Ps. 2,120.1 billion of long-term debt at December 31, 2008. The average maturity of the Government’s internal debt decreased by 0.29 years during the first nine months of 2009, from 6.36 years at December 31, 2008 to 6.07 years at September 30, 2009. The Government’s financing costs on internal debt totaled Ps. 99.6 billion for the first nine months of 2009 (equivalent to 1.2% of GDP), 7.8% greater, in nominal terms (and 2 percentage points of GDP greater), as compared to the same period of 2008.
External Public Debt
The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under the applicable guaranty. External public debt does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of the IPAB. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
According to preliminary figures, outstanding public sector gross external debt increased by approximately U.S. $34.2 billion during the first nine months of 2009, from U.S. $56.9 billion at December 31, 2008, to U.S. $91.1 billion at September 30, 2009, primarily due to the recognition as public sector debt of certain Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) obligations, which were previously treated as off-balance sheet liabilities. Of this amount, U.S. $89.9 billion represented long-term debt and U.S. $1.2 billion represented short-term debt.

According to preliminary figures, at September 30, 2009, commercial banks held approximately 21.9% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held approximately 15.7%, bondholders held approximately 61.5% and other creditors held the remaining 0.9%.
According to preliminary figures, total public debt (gross external debt plus net internal debt) at September 30, 2009 represented approximately 31.2% of nominal GDP, 6.1 percentage points higher than at December 31, 2008.
The following table sets forth a summary of the external public debt of Mexico and a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.
Summary of External Public Debt(1)
By Type

	Long-Term		Long-Term
	Direct Debt		Debt of		Other
	of the		Budget-		Long-Term		Total		Total		Total Long-
	Mexican		Controlled		Public		Long-Term		Short-Term		and Short-
	Government		Agencies		Debt(2)		Debt		Debt		Term Debt
	(in millions of dollars)
December 31,
2004	U.S. $	48,561	U.S. $	10,636	U.S. $	17,952	U.S. $	77,149	U.S. $	2,077	U.S. $	79,226
2005		48,689		6,736		15,464		70,889		786		71,675
2006		39,330		7,046		7,545		53,921		845		54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008(4)		39,997		9,782		5,885		55,664		1,275		56,939
September 30, 2009(4)		41,327		42,423		6,161		89,911		1,184		91,095
By Currency(3)

	December 31,										September 30,
	2004		2005		2006		2007		2008(4)		2009(4)
	(in millions		(in millions		(in millions		(in millions		(in millions		(in millions
	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)
U.S. dollars	71,220	89.9	65,480	91.4	50,760	92.7	44,309	80.0	47,851	84.0	75,682	83.1
Japanese yen	2,937	3.7	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	3,158	3.5
Pounds sterling	186	0.2	80	0.1	91	0.2	1,040	1.9	687	1.2	393	0.4
Swiss francs	236	0.3	171	0.2	175	0.3	423	0.8	410	0.7	1,962	2.2
Others	4,647	5.9	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	9,900	10.8

Total	79,226	100.0	71,675	100.0	54,766	100.0	55,355	100.0	56,939	100.0	91,095	100.0

Note:	Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at September 30, 2009), (b) external borrowings by the public sector after September 30, 2009 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offering
On December 11, 2009, Mexico issued Japanese yen 150 billion of notes guaranteed by the Japan Bank for International Cooperation (JBIC). These bonds were placed in the Japanese private market, bear interest at 2.22% per year and have a tenor of 10 years.
Rating Agency Considerations
On August 5, 2009, Moody’s affirmed its rating of Mexico’s foreign currency debt at Baa1, with a stable outlook. On November 23, 2009, Fitch Ratings downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘BBB+’ from ‘A-’, with a stable outlook. On December 14, 2009, Standard & Poor’s (S&P) downgraded Mexico’s foreign currency IDR to ‘BBB’ from ‘BBB+’ and local currency IDR to ‘A’ from ‘A+’, with a stable outlook.
On December 14, 2009, S&P revised PEMEX’s ratings outlook from negative to stable, downgraded PEMEX’s long-term foreign currency credit rating from BBB+ to BBB and upgraded PEMEX’s long-term local currency credit rating from A- to A. In addition, S&P removed PEMEX from its credit watch list of companies with the potential for developing positive credit implications or improvements in ratings. These revisions from S&P follow its June 2009 publication of a new methodology for rating government-related entities, such as PEMEX. On December 23, 2009, Moody’s affirmed its Baa1 rating of PEMEX’s long-term foreign currency denominated debt.